UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2022 Investor Presentation

 Full Year and Fourth Quarter 2022  Financial Results  Raviv Zoller | President and CEO  February 15, 2023

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our current reports on Form 6-K for the results for the quarters ended March 31, 2022, June 30, 2022 and October 31, 2022, filed on May 11, 2022, July 27, 2022 and November 9, 2022, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to: changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; global unrest and conflict; failure to harvest salt, which could lead to accumulation at the bottom of evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental, regulatory, legislative, and licensing restrictions; laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under Item 3 - Key Information - D. Risk Factors in the company's annual report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (SEC) on February 23, 2022. Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. on-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as EBITDA, margin EBITDA, adjusted EBITDA and margin, segment EBITDA, margin EBITDA and net debt to EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 3  Overview of record 2022  Note: Adjusted EBITDA, free cash flow and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix.  Record annual sales of $10B+ and adjusted EBITDA of $4B+  Record annual sales and EBITDA for all specialties businesses:Industrial Products, Phosphate Specialties and Growing Solutions   Record annual Dead Sea production of 4M+ tons   Record free cash flow of $1.3B  Adjusted diluted EPS of $1.82 up 184% YoY  Total annual dividends declared of $1.2B  Leveraged favorable market conditions to resolve several outstanding challenges  Benefitted from focus on specialties solutions and significant commodity upside

 Key financial metrics  4  Long-term transformation taking place  Sales  US$M  US$M  US$  Margin  15% CAGR  (1) Adjusted EBITDA and margin, specialties EBITDA, and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix. Specialties is comprised of Industrial Products, Phosphate Specialties and Growing Solutions; see appendix for additional details.  Adjusted EBITDA(1)  18% CAGR  Adjusted EBITDA(1)  Specialties sales  US$M  US$M  16% CAGR  Specialties EBITDA(1)  23% CAGR  Adjusted diluted EPS(1)

 Non-financial metrics  5  Taking action and making progress  Index  Incident Rate  18% reduction since 2018  GHG Emissions  Notes: Incident rate – an indication of how many incidents have occurred and their severity; calculated by taking lost working day cases, multiplied by 200,000, and then dividing by employee work hours. GHG scope 1 and 2 emissions shown in thousands of metric tons.   Base

 Full year 2022  6  Key highlights  Financial Performance US$M ex. per share  FY’19  FY’20  FY’21  FY’22  YoY   Sales  $5,271  $5,043  $6,955  $10,015  44%  Gross margin  34%  30%  38%  50%  --  Adjusted net income, attributable(1)  $479  $258  $824  $2,350  185%  Adjusted diluted EPS(1)  $0.37  $0.20  $0.64  $1.82  184%  Adjusted EBITDA(1)  $1,203  $998  $1,687  $4,007  138%  Adjusted EBITDA margin(1)  23%  20%  24%  40%  --  Operating cash flow  $992  $804  $1,065  $2,025  90%  Free cash flow(1)  $446  $188  $465  $1,315  183%  Declared dividends  $235  $129  $411  $1,175  186%  Dividends per share  $0.19  $0.10  $0.31  $0.91  194%  Non-Financial Performance  GHG Emissions  2,649  2,507  2,538  2,407  -5%  Incident Rate  1.57  0.92  0.77  0.62  -19%  Percent of women in senior leadership   14%  17%  21%  23%  --  Community investment  $7.5  $9.4  $8.0  $14.5  81%  (1) Adjusted net income, attributable, adjusted EPS, adjusted EBITDA and margin, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.

 Fourth quarter 2022  7  Key highlights  (1) Adjusted net income, attributable, adjusted EPS, adjusted EBITDA and margin, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  Financial Performance US$M ex. per share  4Q’19  4Q’20  4Q’21  4Q’22  YoY   Sales  $1,106  $1,317  $2,038  $2,091  3%  Gross margin  30%  31%  42%  45%  Adjusted net income, attributable(1)  $48  $68  $339  $358  6%  Adjusted diluted EPS(1)  $0.04  $0.05  $0.26  $0.28  8%  Adjusted EBITDA(1)  $201  $272  $587  $698  19%  Adjusted EBITDA margin(1)  18%  20%  28%  33%  Operating cash flow  $212  $258  $344  $467  36%  Free cash flow(1)  $57  $80  $166  $258  55%  Declared dividends  $23  $34  $169  $178  5%  Dividends per share  $0.02  $0.03  $0.13  $0.14  8%

Industrial Products

Strong 2022 with record results

Annual

US$M



Sales
EBITDA
FY'20
FY'21
FY'22
$380
$1,255
30%
$500
$1,617
31%
$689
$1,766
39%

Quarterly

US$M



Sales
EBITDA
4Q'20
4Q'21
4Q'22
$103
$336
31%
$129
$422
31%
$110
$349
32%

Key 2022 highlights

- Record annual sales and EBITDA
- Higher prices throughout 2022 more than offset raw material increases
- 4Q results down YoY, as 2021 did not experience traditional seasonality
- Diverse end-market demand mixed across 2022, with divergence from 1H to 2H
  - Electronics softened, as expected, following covid surge
  - Clear brine fluids benefitted from oil and gas market strength
  - Construction market impacted by inflation, rising interest rates

Note: Segment EBITDA and margin are non-GAAP financial measures; see reconciliation tables in appendix.

ICL 8

 Phosphate Solutions  9  Stellar 2022 due to strong demand and higher prices  Notes: Segment EBITDA and margin are non-GAAP financial measures; see reconciliation tables in appendix. ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.  Key 2022 highlights  Record 2022 specialties sales and EBITDA, for both food and industrial solutions  Record annual sales and EBITDA for commodities  Record year for YPH sales, profit and production  Leveraged global footprint to contend with supply chain challenges  Received award from DOE for energy storage solutions expansion – first large-scale LFP material manufacturing plant in U.S.  US$M  US$M  Quarterly  31%  22%  16%  26%  23%  16%  Sales  EBITDA  Sales  EBITDA  Annual

Potash

Operational excellence combined with higher prices for record year



Annual
US$M
FY'20
FY'21
FY'22
Sales
EBITDA
$273
$1,268
22%
$547
$1,776
31%
$1,988
$3,313
60%



Quarterly
US$M
4Q'20
4Q'21
4Q'22
Sales
EBITDA
$80
$357
22%
$284
$647
44%
$385
$713
54%

Key 2022 highlights

- Annual Dead Sea production record of 4M+ tons
- Annual average realized potash price per ton increased to $643, up 91% vs. $337 in 2021
  - 4Q'22 price of $564, up 16% vs. $487 in 4Q'21
- Record annual profit for both Dead Sea and Spain
- All-time annual sales and profit records for metal magnesium
- Moving toward more long-term contracts

Notes: Segment EBITDA and margin are non-GAAP financial measures; see reconciliation tables in appendix. ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.

ICL 10

Growing Solutions

Record breaking year with continued geographic diversity



Annual
US$M
Sales
EBITDA
FY'20
FY'21
FY'22
$62
$1,033
6%
$197
$1,670
12%
$448
$2,422
18%



Quarterly
US$M
Sales
EBITDA
4Q'20
4Q'21
4Q'22
$12
$237
5%
$63
$492
13%
$56
$527
11%



Key 2022 highlights

- Record annual sales and EBITDA
- Record sales and profit for Brazilian business, with successful integration
- Delivered record annual production, sales and profit for FertilizerpluS
- Introduced multiple innovative sustainable offerings
- Grew sales in Brazil and Asia
- Returned to more normalized market conditions in 4Q

Notes: Segment EBITDA and margin are non-GAAP financial measures; see reconciliation tables in appendix. ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.

ICL 11

Making an impact in 2022

A few things that make us proud

First to launch biodegradable coating solution Global leader in CRF technology	**Accelerating growth of specialties businesses** Announced new five-year targets
Awarded DOE grant for LFP in U.S. Unique circular economy offering	**Early adopter of UN Global Compact** Committed to ten principles and 17 SDGs
New biological biostimulants Robust pipeline of advanced solutions	**Employer of choice** Accolades in Israel, Brazil and St. Louis
First to obtain EU FPR certification Fertilizer products regulations in Europe	**Expanding long-term agreements** Across all four business segments
Agmatix digital tool to increase crop yield ICLeaf and Crop Advisor	**Brazilian R&D accreditation** Received for second research center
Natural offering for post harvest FruitMag citrus protection	**Focused on sustainability and partnership** EcoVadis gold medal, IFA GreenLeaf, MAALA, TfS

12

 13  Growing Solutions…  expanding market share  Phosphate Solutions…  building partnerships  Potash…  improving affordability  Industrial Products…  expecting stronger 2H  Outlook for 2023

 Full Year and Fourth Quarter 2022  Financial Results  Aviram Lahav  CFO

 15  Macro overview  Inflation moderated, but remains high   Regions and end-markets continued to diverge   Global growth stalled, with slow-down forecasted  Commodity prices moderating, following peaks in 1H’22  Fertilizer prices remain elevated vs. recent history  Farmer affordability and sentiment positive  Supply chain disruptions eased, but still some constraints  Geopolitical situation remains uncertain

 Pricing across mineral value chain  16  Commodity price progression  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 12.31.22; Supramax - Hudson Shipping, as of 12.31.22; Sulfur - CRU, as of 12.31.22.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 Crop economics  17  Prices and affordability remain high, but uncertainty remains  Commodity crop prices   US$/ton  Grain price trends  US$  Energy prices   US$/mmbtu(1)  Global grain stock-to-use   Ratio US$  Sources: Prices and indices - The World Bank, as of January 2023; Grain stock-to-use ratios - USDA, as of January 2023. (1) Brent crude per bbl; SA coal per ton.

 Full year 2022  18  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  Specialty 58%  Commodity 42%  $2,422  $3,106  $1,766

 Full year 2022  19  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  Specialty 45%  Commodity 55%  $448  $966

 Fourth quarter 2022  20  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  Specialty 64%  Commodity 36%  $527  $627

 Fourth quarter 2022  21  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  Specialty 48%  Commodity 52%  $56  $165

 Financial overview  22  Continued attention to delivering shareholder returns  (1) Net debt to adjusted EBITDA and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  Note: Dividend yield shown is for past four quarters.  Net debt to adjusted EBITDA(1) remained at 0.5  Operating cash flow of $2.0B vs. $1.1B in 2021  4Q up 36% YoY to $467M  Annual free cash flow(1) of $1.3B vs. $465M in 2021  4Q up 55% to $258M  Declared dividend of $0.91 per share vs. $0.31 in 2021  4Q up 8% to $0.14  Annual dividend yield of 9.9%  Reached understanding with Israeli Tax Authority on profit levy  Highlights

 Guidance  23  Full year 2023  (1) See guidance and non-GAAP financial measures in appendix.   Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation. FY’23 amounts are estimated.  Expect annual adjusted EBITDA range of $2.2 billion to $2.4 billion(1)   EBITDA of specialties businesses to represent approximately $1.1 billion of total adjusted EBITDA  US$B  Adjusted EBITDA(1)  US$B  Specialties EBITDA(1)  $2.2 to $2.4  ~$1.1  ~15% CAGR  Specialties guidance in process

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Full Year and Fourth Quarter 2022  Financial Results

 Industrial Products  26  Fourth quarter and full year 2022  US$M  4Q Sales  FY Sales  2021  $422  $1,617  Quantity  ($128)  ($274)  Price  $64  $466  Exchange rates  ($9)  ($43)  2022  $349  $1,766  US$M  4Q Segment EBITDA  FY Segment EBITDA  2021  $129  $500  Quantity  ($65)  ($108)  Price  $64  $466  Exchange rates  $1  ($14)  Raw materials  ($18)  ($86)  Energy  ($5)  ($12)  Transportation  ($3)  ($24)  Operating and other expenses  $7  ($33)  2022  $110  $689  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures.  Industrial Products US$M  4Q’22  4Q’21  FY’22  FY’21  Segment sales  $349  $422  $1,766  $1,617  Sales to external customers  $343  $418  $1,737  $1,601  Sales to internal customers  $6  $4  $29  $16  Segment operating income  $95  $111  $628  $435  Segment operating margin  27%  26%  36%  27%  Depreciation and amortization  $15  $18  $61  $65  Segment EBITDA  $110  $129  $689  $500  Segment EBITDA margin  32%  31%  39%  31%

Potash

Fourth quarter and full year 2022

Potash *US$M*	4Q'22	4Q'21	FY'22	FY'21
Segment sales	**$713**	**$647**	**$3,313**	**$1,776**
Sales to external customers	$568	$541	$2,710	$1,401
Sales to internal customers	$36	$18	$184	$94
Other and eliminations[(1)]	$109	$88	$419	$281
Gross profit	**$456**	**$372**	**$2,292**	**$870**
Segment operating income	**$340**	**$244**	**$1,822**	**$399**
Segment operating margin	48%	38%	55%	22%
Depreciation and amortization	$45	$40	$166	$148
Segment EBITDA	**$385**	**$284**	**$1,988**	**$547**
Segment EBITDA margin	54%	44%	60%	31%
Average realized price[(2)]	$565	$487	$643	$337

Potash production and sales *000s of tons*	4Q'22	4Q'21	FY'22	FY'21
Production	1,224	1,188	4,691	4,514
Total sales, including internal sales	1,068	1,147	4,499	4,434
Closing inventory	547	355	547	355

US$M	4Q Sales	FY Sales
2021	**$647**	**$1,776**
Quantity	($72)	($50)
Price	$150	$1,664
Exchange rates	($12)	($77)
2022	**$713**	**$3,313**

US$M	4Q Segment EBITDA	FY Segment EBITDA
2021	**$284**	**$547**
Quantity	($50)	($40)
Price	$150	$1,664
Exchange rates	($9)	($52)
Raw materials	($1)	($7)
Energy	$4	($47)
Transportation	$10	($7)
Operating and other expenses	($3)	($70)
2022	**$385**	**$1,988**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced in Israel. (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs, local market sales and internal consumption sales.

ICL 27

Phosphate Solutions

Fourth quarter and full year 2022

Phosphate Solutions *US$M*	4Q'22	4Q'21	FY'22	FY'21
Segment sales	**$627**	**$571**	**$3,106**	**$2,254**
Sales to external customers	$574	$527	$2,851	$2,087
Sales to internal customers	$53	$44	$255	$167
Segment operating income	**$116**	**$87**	**$777**	**$294**
Segment operating margin	19%	15%	25%	13%
Depreciation and amortization(1)	$49	$46	$189	$207
Segment EBITDA	**$165**	**$133**	**$966**	**$501**
Segment EBITDA margin	26%	23%	31%	22%

Phosphate Solutions *US$M*	4Q'22	4Q'21	FY'22	FY'21
Segment sales	**$627**	**$571**	**$3,106**	**$2,254**
Specialty	$403	$374	$1,788	$1,342
Commodity	$224	$197	$1,318	$912
Segment operating income	**$116**	**$87**	**$777**	**$294**
Specialty	$66	$45	$383	$155
Commodity	$50	$42	$394	$139
Segment EBITDA	**$165**	**$133**	**$966**	**$501**
Specialty	$79	$60	$436	$209
Commodity	$86	$73	$530	$292

US$M	4Q Sales	FY Sales
2021	**$571**	**$2,254**
Quantity	($20)	$76
Price	$116	$911
Exchange rates	($40)	($135)
2022	**$627**	**$3,106**

US$M	4Q Segment EBITDA	FY Segment EBITDA
2021	**$133**	**$501**
Quantity	($21)	$7
Price	$116	$911
Exchange rates	($1)	($25)
Raw materials	($39)	($364)
Energy	($8)	($16)
Transportation	$1	($10)
Operating and other expenses	($16)	($38)
2022	**$165**	**$966**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) For 4Q'22, specialty represented $79M and commodity represented $86M. For 4Q'21, specialty represented $60M and commodity represented $73M. For FY'22, specialty represented $436M and commodity represented $530M. For FY'21, specialty represented $209M and commodity represented $292M.

ICL 28

 Growing Solutions  29  Fourth quarter and full year 2022  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures.  US$M  4Q Sales  FY Sales  2021  $492  $1,670  New Brazilian businesses’ contribution  -  $302  Quantity  ($74)  ($166)  Price  $126  $712  Exchange rates  ($17)  ($96)  2022  $527  $2,422  US$M  4Q Segment EBITDA  FY Segment EBITDA  2021  $63  $197  New Brazilian businesses’ contribution  -  $57  Quantity  ($14)  ($37)  Price  $126  $712  Exchange rates  ($2)  ($10)  Raw materials  ($108)  ($373)  Energy  ($1)  ($21)  Transportation  ($14)  ($48)  Operating and other expenses  $6  ($29)  2022  $56  $448  Growing Solutions US$M  4Q’22  4Q’21  FY’22  FY’21  Segment sales  $527  $492  $2,422  $1,670  Sales to external customers  $513  $481  $2,376  $1,644  Sales to internal customers  $14  $11  $46  $26  Segment operating income  $32  $42  $378  $135  Segment operating margin  6%  9%  16%  8%  Depreciation and amortization  $24  $21  $70  $62  Segment EBITDA  $56  $63  $448  $197  Segment EBITDA margin  11%  13%  18%  12%

Consolidated results analysis

Fourth quarter 2022

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
4Q'21	**$2,038**	**($1,577)**	**$461**		
Total adjustments 4Q'21[1]	-	($3)	($3)		
Adjusted 4Q'21 figures	**$2,038**	**($1,580)**	**$458**	**$587**	
Quantities	($261)	$132	($129)	($129)	**Negative** – Primarily due to lower sales volumes of potash, bromine and phosphorus-based flame retardants, elemental bromine, specialty minerals, and white phosphoric acid (WPA), which was partially offset by increase in sales volumes of phosphate fertilizers and clear brine fluids.
Prices	$393	-	$393	$393	**Positive** – Primarily related to $74 increase in potash price (CIF) per ton YoY, and higher selling prices of specialty agriculture and FertilizerpluS products, WPA, salts, phosphate-based food additives, and bromine-based flame retardants, which was partially offset by decrease in phosphate fertilizers selling prices.
Exchange rates	($79)	$73	($6)	($6)	**Negative** – Primarily due to depreciation of average exchange rate of euro and Chinese yuan against U.S. dollar on sales, which exceeded positive impact on operational costs, and was partially offset by positive impact on operational costs due to depreciation of average exchange rate of euro, Chinese yuan and Israeli shekel against U.S. dollar.
Raw materials	-	($106)	($106)	($106)	**Negative** – Due to higher costs of raw materials used in production of industrial solutions products, and higher costs of commodity fertilizers, sulfur, caustic soda and potassium hydroxide (KOH).
Energy	-	($15)	($15)	($15)	**Negative** – Primarily increase in electricity and gas prices, mainly in EU.
Transportation	-	($5)	($5)	($5)	**Negative** – Higher inland transportation costs.
Operating and other expenses	-	($28)	($28)	($21)	**Negative** – Higher maintenance and operational costs and royalty payments.
Adjusted 4Q'22 figures	**$2,091**	**($1,529)**	**$562**	**$698**	
Total adjustments 4Q'22[1]	-	($22)	($22)		
4Q'22	**$2,091**	**($1,551)**	**$540**		

Note: Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release.

ICL 30

Reconciliation tables

Calculation of adjusted EBITDA and free cash flow

Calculation of adjusted EBITDA *US$M*	4Q'22	4Q'21	4Q'20	4Q'19	FY'22	FY'21	FY'20	FY'19
Net income	**$342**	**$298**	**$70**	**$48**	**$2,219**	**$832**	**$24**	**$481**
Financing expenses, net	$41	$38	$46	$25	$113	$122	$158	$129
Taxes on income	$158	$128	$24	$15	$1,185	$260	$25	$147
Less: Share in earnings of equity-accounted investees	($1)	($3)	($1)	-	($1)	($4)	($5)	($1)
Operating income	**$540**	**$461**	**$139**	**$88**	**$3,516**	**$1,210**	**$202**	**$756**
Depreciation and amortization	$136	$129	$129	$113	$498	$493	$489	$443
Adjustments[1]	$22	($3)	$4	-	($7)	($16)	$307	$4
Adjusted EBITDA	**$698**	**$587**	**$272**	**$201**	**$4,007**	**$1,687**	**$998**	**$1,203**

Calculation of free cash flow *US$M*	4Q'22	4Q'21	FY'22	FY'21
Cash flow from operations	$467	$344	$2,025	$1,065
Additions to PP&E, intangible assets, and dividends from equity-accounted investees[2]	($212)	($185)	($747)	($611)
Free cash flow	**$258**	**$166**	**$1,315**	**$465**



Note: Numbers may not add, due to rounding and set-offs. Adjusted EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E).

ICL 31

Reconciliation tables

Calculation of adj. net income, attributable, adj. diluted EPS and net debt to adj. EBITDA

Calculation of adjusted net income, attributable *US$M*	4Q'22	4Q'21	4Q'20	4Q'19	FY'22	FY'21	FY'20	FY'19
Net income, attributable	$331	$283	$65	$48	$2,159	$783	$11	$475
Adjustments[1]	$22	($3)	$4	-	($7)	($16)	$307	$4
Total tax adjustments	$5	$59	($1)	-	$198	$57	($60)	-
Adjusted net income, attributable	**$358**	**$339**	**$68**	**$48**	**$2,350**	**$824**	**$258**	**$479**

Calculation of adjusted diluted earnings per share *US$M, ex. per share data*	4Q'22	4Q'21	4Q'20	4Q'19	FY'22	FY'21	FY'20	FY'19
Adjusted net income, attributable	$358	$339	$68	$48	$2,350	$824	$258	$479
Weighted-average number of diluted ordinary shares outstanding *in Ms*	1,291	1,289	1,281	1,283	1,290	1,287	1,280	1,282
Adjusted diluted earnings per share[2]	**$0.28**	**$0.26**	**$0.05**	**$0.04**	**$1.82**	**$0.64**	**$0.20**	**$0.37**

Net debt to adjusted EBITDA[3] *US$M*	4Q'22
Net debt	$2,083
Adjusted EBITDA	$3,947
Net debt to adjusted EBITDA	**0.5**



Note: Numbers may not add, due to rounding and set-offs. Adjusted EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weighted-average number of diluted ordinary shares outstanding. (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt by past four quarters adjusted EBITDA.

ICL 32

Reconciliation tables

Calculation of segment EBITDA



Calculation of segment EBITDA and margin *US$M*	Industrial Products			Potash			Phosphate Solutions[1]			Growing Solutions		
	4Q'22	4Q'21	4Q'20	4Q'22	4Q'21	4Q'20	4Q'22	4Q'21	4Q'20	4Q'22	4Q'21	4Q'20
Segment sales	$349	$422	$336	$713	$647	$357	$627	$571	$473	$527	$492	$237
Segment operating income	$95	$111	$80	$340	$244	$41	$116	$87	$25	$32	$42	-
Depreciation and amortization	$15	$18	$23	$45	$40	$39	$49	$46	$52	$24	$21	$12
Segment EBITDA	**$110**	**$129**	**$103**	**$385**	**$284**	**$80**	**$165**	**$133**	**$77**	**$56**	**$63**	**$12**
Segment EBITDA margin	32%	31%	31%	54%	44%	22%	26%	23%	16%	11%	13%	5%

Calculation of segment EBITDA and margin *US$M*	Industrial Products				Potash				Phosphate Solutions[1]				Growing Solutions			
	FY'22	FY'21	FY'20	FY'19	FY'22	FY'21	FY'20	FY'19	FY'22	FY'21	FY'20	FY'19	FY'22	FY'21	FY'20	FY'19
Segment sales	$1,766	$1,617	$1,255	$1,318	$3,313	$1,776	$1,268	$1,421	$3,106	$2,254	$1,816	$1,827	$2,422	$1,670	$1,033	1,037
Segment operating income	$628	$435	$303	$338	$1,822	$399	$121	$289	$777	$294	$88	$111	$378	$135	$17	$9
Depreciation and amortization	$61	$65	$77	$67	$166	$148	$152	$135	$189	$207	$204	$172	$70	$62	$45	$40
Segment EBITDA	**$689**	**$500**	**$380**	**$405**	**$1,988**	**$547**	**$273**	**$424**	**$966**	**$501**	**$292**	**$283**	**$448**	**$197**	**$62**	**$49**
Segment EBITDA margin	39%	31%	30%	31%	60%	31%	22%	30%	31%	22%	16%	15%	18%	12%	6%	5%

Note: Numbers may not add, due to rounding and set-offs. Segment EBITDA is a non-GAAP financial measure; see non-GAAP financial measures ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021, 2020 and 2019 quarterly and annual segment data has been re-stated.

ICL 33

Segment changes

Consolidated specialty agriculture businesses under Growing Solutions (GS)

Potash
US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,268	349	380	400	647	1,776
Sales to external customers	979	254	296	310	541	1,401
Sales to internal customers	96	22	27	27	18	94
Other and eliminations[1]	193	73	57	63	88	281
Gross profit	472	135	154	209	372	870
Segment operating income	121	29	42	84	244	399
Segment op margin	10%	8%	11%	21%	38%	22%
Depreciation & amortization	152	33	38	37	40	148
Segment EBITDA	273	62	80	121	284	547
Segment EBITDA margin	22%	18%	21%	30%	44%	31%

Phosphate Solutions
US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,816	502	582	599	571	2,254
Sales to external customers	1,663	467	539	554	527	2,087
Sales to internal customers	153	35	43	45	44	167
Segment operating income	88	42	77	88	87	294
Segment op margin	5%	8%	13%	15%	15%	13%
Depreciation & amortization	204	52	56	53	46	207
Segment EBITDA	292	94	133	141	133	501
Segment EBITDA margin	16%	19%	23%	24%	23%	22%

Growing Solutions
US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,033	340	334	504	492	1,670
Sales to external customers	1,016	337	331	495	481	1,644
Sales to internal customers	17	3	3	9	11	26
Segment operating income	17	20	21	52	42	135
Segment op margin	2%	6%	6%	10%	9%	8%
Depreciation & amortization	45	13	13	15	21	62
Segment EBITDA	62	33	34	67	63	197
Segment EBITDA margin	6%	10%	10%	13%	13%	12%

Note: Segment EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) Primarily includes salt produced in Spain, metal magnesium-based products and sales of excess electricity produced in Israel.

ICL 34

Guidance and non-GAAP financial measures  35  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Growing Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business.  Non-GAAP financial measures: The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. The management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. The company calculates adjusted EBITDA as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under "consolidated adjusted EBITDA and diluted adjusted earnings per share for the periods of activity" in the appendix below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the company’s adjusted EBITDA calculation is no longer adding back minority and equity income, net. While minority and equity income, net reflects the share of an equity investor in one of the company’s owned operations, since adjusted EBITDA measures the company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of ICL’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period-to-period comparisons of the primary drivers of changes in the results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: February 15, 2022